UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC  20549


                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 15)

                          GENERAL MOTORS CORPORATION
                               (Name of Issuer)

               Class H Common Stock, par value $0.10 per share
                        (Title of Class of Securities)

                                   370442 50 1
                                (CUSIP Number)

                           Craig A. Alexander, Esq.
               Deputy General Counsel and Assistant Secretary
                       Howard Hughes Medical Institute
                4000 Jones Bridge Road, Chevy Chase, MD  20815
                           Tel. No. (301) 215-8841
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                May 4, 1995
           (Date of Event which Requires Filing of this Statement)

                    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

                    Check the following box if a fee is being paid with this statement: [ ]


                                SCHEDULE 13D

      CUSIP No. 370442 50 1

       1.  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

           Howard Hughes Medical Institute
           I.R.S. Identification No. 59-0735717

       2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                  (a)  ( )
                                                  (b)  ( )
       3.  SEC USE ONLY

       4.  SOURCE OF FUNDS
           OO

       5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                       ( )

       6.  CITIZENSHIP OR PLACE OF ORGANIZATION
           State of Delaware

        NUMBER OF                           7.  SOLE VOTING POWER
         SHARES                                 2,503,800
      BENEFICIALLY                          8.  SHARED VOTING POWER
        OWNED BY                                0
          EACH
       REPORTING                            9.  SOLE DISPOSITIVE POWER
         PERSON                                 2,503,800
          WITH                             10.  SHARED DISPOSITIVE POWER
                                                0

      11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
                 2,503,800
      12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES

                                                             ( )
      13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           2.6%
      14.  TYPE OF REPORTING PERSON
           CO


          Item 1.   SECURITY AND ISSUER

                    Unchanged.

          Item 2.   IDENTITY AND BACKGROUND

                    Unchanged.

          Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER
                    CONSIDERATION

                    Unchanged.

          Item 4.   PURPOSE OF TRANSACTION

                    Unchanged, except as follows (capitalized terms used in this Amendment No. 15 to Schedule 13D and not defined herein have the meaning assigned to them in the Schedule 13D and amendments thereto previously filed by HHMI with respect to its holdings of Class H Stock, in the Class H Stock Agreement, as amended, in the 1992 Agreement or in the Class H Stock Sale Agreement):

                    On May 4, 1995, HHMI completed the sale of
                    15,000,000 shares of Class H Stock to the Underwriters pursuant to the terms of the Underwriting Agreement and the Pricing Agreement. Based upon the purchase price of $37.45 per share, HHMI received $561,750,000 at the closing of the sale. Pursuant to the Class H Stock Sale Agreement, HHMI has agreed to reimburse GM for GM's out-of-pocket expenses incurred in the connection with the Offering. As previously reported, HHMI has agreed to refrain from offering to sell, selling or otherwise disposing of Class H Stock or any securities convertible into or exchangeable for Class H Stock for 90 days following the Offering. HHMI currently holds 2,503,800 shares of Class H Stock. These shares are held as part of HHMI's core investment portfolio. HHMI will make decisions with respect to the retention or disposition of such shares in the same manner as it deals with other securities in its portfolio. HHMI has no current plan or intent to sell any shares of its Class H Stock. HHMI's Class H Stock investment constitutes one of its largest equity positions.

                    Since the filing of Amendment No. 14 to
                    Schedule 13D, HHMI, as described above, has disposed of 15,000,000 shares of Class H Stock.

          Item 5.   INTEREST IN SECURITIES OF THE ISSUER

                    (a) HHMI owns beneficially 2,503,800 shares of Class H Stock, or approximately 2.6% of the 95,093,416 shares of Class H Stock reported to be outstanding as of March 31, 1995 in Amendment No. 2 to the registration statement filed on Form S-3 by GM in connection with the Offering. To the best of HHMI's knowledge, none of the other persons named or referred to in the response to Item 2 hereof beneficially owns any shares of Class H Stock.

                    (b)  Unchanged.

                    (c) Except for the sale of 15,000,000 shares of Class H Stock to the Underwriters (as described herein), within the last 60 days, no transactions in shares of Class H Stock were effected by HHMI or, to the best of HHMI's knowledge, by any of the persons named or referred to in response to Item 2 hereof.

                    (d)  Unchanged.

                    (e)  Unchanged.

          Item 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                    RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
                    ISSUER

                    Unchanged, except as follows (capitalized terms used in this Amendment No. 15 to Schedule 13D and not defined herein have the meaning assigned to them in the Schedule 13D and amendments thereto previously filed by HHMI with respect to its holdings of Class H Stock, in the Class H Stock Agreement, as amended, in the 1992 Agreement or in the Class H Stock Sale Agreement):

                    The sale by HHMI of 15,000,000 shares of Class H Stock to the Underwriters pursuant to the Underwriting Agreement and the Pricing Agreement was completed on May 4, 1995. The purchase price paid by the Underwriters to HHMI for the Class H Shares was $37.45 per share. HHMI received $561,750,000 from the Underwriters at the closing of the sale.

                    HHMI has agreed that during the period
                    beginning from the date of the prospectus and continuing to and including the date 90 days after the date of the Prospectus, not to offer or sell, or solicit offers to purchase, any shares of Class H Stock or any securities which are convertible or exchangeable into Class H Stock, without the written consent of Goldman, Sachs & Co. and Salomon Brothers Inc, except for the shares offered in connection with the Offering.

          Item 7.   MATERIAL TO BE FILED AS EXHIBITS

                    None.



                              S I G N A T U R E

                         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated:  May 8, 1995

                                   HOWARD HUGHES MEDICAL INSTITUTE

                                   \s\ Craig A. Alexander
                                   Craig A. Alexander, Esq.
                                   Deputy General Counsel
                                    and Assistant Secretary